FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, October 3, 2013

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF AMERICAN SAFETY

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) ("Fairfax") announces the successful completion today of its acquisition of American Safety Insurance Holdings, Ltd. ("American Safety") (NYSE: ASI).  Trading of American Safety shares is being suspended on October 3, 2013 and American Safety common shares will be delisted from the New York Stock Exchange in connection with the acquisition.

American Safety shareholders of record as of the effective time of the merger who hold their common shares in certificated form will receive a letter of transmittal and other materials from the paying agent in connection with the transaction. These materials will have to be completed and returned to the paying agent in order for such shareholders to receive the merger consideration. Persons whose common shares of American Safety are held in book entry form should expect to receive the merger consideration through their broker or other nominee or directly from the paying agent. For those American Safety shareholders whose common shares were held in “street name” by a bank, brokerage firm or other nominee as of the effective time of the merger, their bank, brokerage firm or other nominee will handle the exchange of their common shares for the merger consideration, and they should contact their broker, nominee or other financial adviser for further instructions.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946